FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of: August 2025	Commission File Number: 1-12384

SUNCOR ENERGY INC.

(Name of registrant)

150 – 6th Avenue S.W.

P.O. Box 2844

Calgary, Alberta

Canada, T2P 3E3

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

The Registrant’s Management’s Discussion and Analysis for the second quarter ended June 30, 2025, included as Exhibit 99.1 of this Form 6-K, and the Unaudited Consolidated Financial Statements for the first quarter ended June 30, 2025, included as Exhibit 99.2 of this Form 6-K, are each incorporated by reference into and as an exhibit to, as applicable, the Registrant’s Registration Statements under the Securities Act of 1933: Form S-8 (File No. 333-87604), Form S-8 (File No. 333-112234), Form S-8 (File No. 333-118648), Form S-8 (File No. 333-124415), Form S-8 (File No. 333-149532), Form S-8 (File No. 333-161021), Form S-8 (File No. 333-161029) and Form F-10 (File No. 333-279937).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNCOR ENERGY INC.

Date: August 5, 2025	By: /s/ Shawn Poirier
Shawn Poirier Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Management’s Discussion and Analysis for the second quarter ended June 30, 2025

99.2	Unaudited Consolidated Financial Statements for the second quarter ended June 30, 2025

99.3	Certification of the President and Chief Executive Officer

99.4	Certification of the Chief Financial Officer